DXI Selects Industry Veteran A. Paul Kroshko to
Join E&P Development Team
Designates the TSX as Primary Listing Venue

VANCOUVER, BRITISH COLUMBIA, July 18, 2016 - DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced it has retained industry veteran A. Paul Kroshko as a senior consultant to its E&P team.

Paul has a dynamic background with more than 40 years of oil and gas exploration experience. He held highly technical (geoscience) positions with Shell Canada, Unocal and Canadian Superior and key management positions in Sceptre Resources Indonesia, Petrominerales Colombia Ltd (V.P. Exploration) and Petroamerica Oil Corp.(CEO), which was recently acquired by Gran Tierra Energy Inc..

Mr. Kroshko purchased 545,000 common shares of DXI in the recently completed private placement. The Company has initially reserved 400,000 options to purchase DXI common shares @C$0.165 per share for Mr. Kroshko for a five-year period.

With a BSc in Geological Geophysics, Paul was instrumental in aggregating high potential land blocks with a record of significant success. At Petroamerica Oil Corp., production reached over 4,500 BOPD on acquired blocks and the Guatiquia block of Petrominerales Colombia Ltd. produced more than 15,000 BOPD from the very prolific Candelilla wells.

Mr. Kroshko has also held a foreign advisory position with the Canadian government where he provided international guidance in Africa and Colombia and served as President of TechEx Corp, which has been very successful in participating with private oil and gas clients in the Western Canadian Sedimentary Basin.

“We are all pleased to welcome Paul to the DXI team, based in Calgary. DXI expects to leverage his experience and extensive record of success to strategically accelerate its growth initiatives. His discerning ability to evaluate expansion and integration opportunities of new global discoveries mirrors our mandate to significantly expand DXI’s oil production profile,” stated Robert Hodgkinson, Chairman and CEO.

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DXI also announces its intention to file a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission (the "SEC") to voluntarily withdraw its common shares from listing on the NYSE MKT LLC ("NYSE MKT"). The Form 25 will be filed on Thursday, July 28, 2016. The voluntary delisting is intended to reduce the duplicity of significant listing fees and burdensome administrative costs associated with reporting on two separate stock exchanges. DXI carefully considered the NYSE MKT listing rules with respect to the maintenance of a minimum share price which could require the Company to undertake certain corporate or other actions primarily to meet such requirements that may not be in the best interests of DXI shareholders. DXI's Board of Directors has determined that the compliance obligations and costs of maintaining a listing of the common shares on the NYSE MKT currently outweigh the benefits to DXI. DXI will maintain listing of its common shares on the TSX Exchange, its primary trading jurisdiction since 1969.

The Company has designated the Toronto Stock Exchange as its primary stock exchange, however with due consideration to the DXI U.S. shareholder base, the Company has made an application to have its common shares qualified for quotation in the United States on the OTCQB ("OTCQB").

The Company's goal is to have its common shares approved for quotation as seamlessly as possible; however, there can be no assurance that the Company's common shares will be approved for quotation or that trading on the OTCQB will occur.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,312 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is currently publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this news release include, but are not limited to, statements regarding the timing of delisting from the NYSE MKT, the approval of this listing on the OTCQB and all necessary final approvals being obtained, Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com